
July 25, 2018

Angelos M. Stergiou, MD, ScD h.c.
Chief Executive Officer
SELLAS Life Sciences Group, Inc.
315 Madison Avenue, 4th Floor
New York, NY 10017

> **Re: SELLAS Life Sciences Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 19, 2018**
> **File No. 333-226251**

Dear Mr. Stergiou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Yvan-Claude Pierre, Esq.